Exhibit 99.1

MultiMetaVerse Signs Term Sheet to Acquire Innovative E-Commerce Service Provider Bowong AI

Shanghai, May 20, 2024 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, announced today that it has entered into a non-binding term sheet (the “Term Sheet”) for the acquisition (the “Proposed Transaction”) of 100% of Bowong Technology (Shenzhen) Co., Ltd. and its subsidiaries (collectively “Bowong AI”) by the issuance of the Company’s Class A ordinary shares to the shareholders of Bowong AI as consideration (the “Consideration Shares”), the amount of which will be determined based on further due diligence and negotiation. The Consideration Shares shall be subject to a lock-up period of one year. MMV has an exclusive period of 90-day to negotiate a definitive agreement for the Proposed Transaction.

Founded in 2022, Bowong AI is an artificial intelligence (“AI”) company specializing in e-commerce solutions. Bowong AI focuses on providing innovative solutions for marketing content creation and distribution outreach in the e-commerce industry using AI technology. The core advantage of Bowong AI lies in its self-developed AI models specifically tailored for e-commerce content creation, overcoming limitations of time and budget associated with human resources.

According to Bowong’s management team, its AI’s AI-powered content distribution algorithm allows for the rapid production and dissemination of personalized marketing content across multiple platforms, enabling vendors to quickly expand their market reach and precisely target buyers. Combined with its AI-powered content distribution algorithm, Bowong AI is able to produce and distribute abundant and personalized marketing contents in different forms for the goods across all platforms in a very short time. Recently, Bowong AI has completed its Series A funding of several million dollars. The proceeds will be used to further develop its models and technologies in the e-commerce field, expand its market into Asia and North America, and recruit additional top talents.

Yiran Xu, Chairman and CEO of MMV, commented on the Proposed Transaction, “We are deeply impressed by Bowong AI’s expertise and technology. The team’s experience in the e-commerce business enables Bowong AI to understand the pain points of merchants, and to offer an effective, high-quality and efficient solution. We believe that e-commerce related AI will be one of the earliest niche markets resulting in commercial success in the AI revolution. Besides, Bowong AI’s expertise in image and video generative AI will be a great synergy for MMV’s animation and gaming business and may further improve quality of the contents and reduce production costs. Their AI-powered e-commerce business model will also boost our merchandise business.”

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.